[redacted]

14049344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/012013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KeyBanc Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Key Tower , 127 Public Square
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Kovachick, Chief Financial Officer (216) 689-3723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 950 Main Avenue (Address) Cleveland (City) Ohio (State) 44113 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KeyBanc Capital Markets, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA A. NOWAK
Notary Public, State of Ohio
My Commission Expires Jan. 1, 2017

Signature

Chief Financial Officer
Title

Kristina A. Nowak
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2013

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-3723

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

KeyBanc Capital Markets Inc.

Financial Statements and Supplementary Information

December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

We have audited the accompanying financial statements of KeyBanc Capital Markets Inc., (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KeyBanc Capital Markets Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2014

KeyBanc Capital Markets Inc.

Statement of Financial Condition

December 31, 2013
(In Thousands, Except Share Data)

Assets		
Cash	$	5,277
Cash segregated under federal regulations		16,602
Receivable from brokers and dealers		42,972
Trade date receivables, net		54,292
Receivable from customers		753
Securities purchased under agreements to resell		345,177
Securities owned, at fair value:		
Marketable		699,341
Not readily marketable		32,364
Derivative assets		1,215
Other investments		4,702
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,461		3,392
Net deferred tax assets		23,867
Receivable from affiliate		20,581
Other receivables		17,826
Other assets		9,568
Total assets	$	1,277,929
Liabilities and shareholder's equity		
Liabilities:		
Securities sold under agreements to repurchase	$	513,578
Securities sold, but not yet purchased, at fair value		340,737
Derivative liabilities		588
Payable to brokers and dealers		12,668
Payable to affiliate		2,174
Payable to customers		4,288
Accrued compensation		84,082
Other liabilities		15,591
Total liabilities		973,706
Shareholder's equity:		
Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		239,204
Retained earnings		65,018
Total shareholder's equity		304,223
Total liabilities and shareholder's equity	$	1,277,929

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Operations

Year Ended December 31, 2013
(In Thousands)

Revenues		
Commissions	$	56,402
Principal transactions		38,292
Underwriting and investment banking		116,685
Interest and dividends		18,501
Other revenues		460
Total revenues		230,340
Expenses		
Employee compensation and benefits		145,912
Interest		8,031
Floor brokerage and clearance		3,135
Communications		2,567
Occupancy and equipment		12,771
Promotion and development		11,386
Data processing		27,687
Management fee paid to affiliate		8,111
Processing fee paid to affiliate		8,439
Other operating expenses		7,608
Total expenses		235,647
Loss before income taxes		(5,307)
Income tax benefit		1,789
Net loss	$	(3,518)

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2013
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2013	$ 1	$ 239,204	$ 68,536	$ 307,741
Net loss	–	–	(3,518)	(3,518)
Balance at December 31, 2013	$ 1	$ 239,204	$ 65,018	$ 304,223

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Cash Flows

Year Ended December 31, 2013
(In Thousands)

Operating activities	
Net loss	$ (3,518)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	837
Deferred compensation	174
Deferred income tax benefit	(5,083)
Changes in operating assets and liabilities:	
Decrease in cash segregated under federal regulations	2,907
(Increase) in receivable from brokers and dealers	(22,621)
(Increase) in trade date receivables	(53,623)
Decrease in receivable from customers	6,287
(Increase) in securities owned	(138,559)
(Increase) in derivatives, net	(588)
(Increase) in other investments	(430)
(Increase) in receivable from affiliates	(20,581)
Decrease in other receivables	2,683
(Increase) in other assets	(6,138)
Increase in securities sold, not yet purchased	65,495
Increase in payable to brokers and dealers	9,759
(Decrease) in trade date payables	(48,083)
(Decrease) in payable to customers	(3,158)
(Decrease) in payable to affiliates	(5,942)
Increase in accrued compensation	6,728
(Decrease) in other liabilities	(4,078)
Net cash used in operating activities	(217,532)
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	(3,476)
Net cash used in investing activities	(3,476)
Financing activities	
(Increase) in securities purchased under agreements to resell	(79,662)
Increase in securities sold under agreements to repurchase	287,680
Net cash provided by financing activities	208,018
Net decrease in cash	(12,990)
Cash at beginning of fiscal year	18,267
Cash at end of fiscal year	$ 5,277
Additional disclosures relative to cash flow	
Taxes paid to Parent	$ 10,773
Interest paid	6,734

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Notes to Financial Statements

December 31, 2013
(In Thousands)

1. Organization

KeyBanc Capital Markets Inc. (KBCM or the Company) is a wholly owned subsidiary of KeyCorp (the Parent). The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking and principal and agency transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these financial statements.

Basis of Presentation

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

Cash of $16,602 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

2. Significant Accounting Policies (continued)

Receivable from (Payable to) Brokers and Dealers

Receivables from brokers and dealers include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, and amounts receivable from clearing organizations related to open transactions. Payables to brokers and dealers consist of amounts payable for securities failed to receive and amounts payable to clearing organizations on open transactions.

Trade Date Receivables (Payables)

Trade date receivables and payables arise from unsettled trades where the Company records a transaction in a security position as of the trade date with an offsetting payable or receivable recorded to offset the traded security position. KBCM nets the receivable and payables for unsettled trades with the same clearing organization. Commissions receivable associated with the Company's unsettled trades are also included in trade date receivables.

Receivable from (Payable to) Customers

Receivable from customers includes amounts due from customers on cash transactions, including customer fails to deliver. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition. Payable to customers includes amounts owed to customers on cash transactions, including customer fails to receive.

Investment Banking Receivables

Investment banking receivables are recognized in other receivables in the statement of financial condition when revenue (other than underwriting revenue) is earned. Investment banking receivables are individually assessed for impairment when current events and circumstances indicate probable inherent losses may exist in the receivable portfolio. Indicators of impairment may include but are not limited to receivable delinquencies, contractual disputes over earned investment banking fees, litigation, and the overall creditworthiness of investment banking clients. When the Company has determined that an investment banking receivable is impaired and the amount of impairment can be reasonably estimated, the Company recognizes an impairment allowance equal to the estimated uncollectible amount. Impairment allowances are recorded in the statement of financial condition as a reduction in the investment banking receivable and in the statement of operations as a reduction in investment banking revenue.

2. Significant Accounting Policies (continued)

The Company's impairment estimate is based upon many factors including historical collection experience and analysis of the specific facts and information regarding the collectability of the impaired receivable. The impairment estimation process involves judgment regarding collectability based upon information available at the statement of financial condition date, and the uncertainties inherent in those underlying assumptions. While the Company has based its estimates on the best information available, future adjustments to the impairment allowance may be necessary as a result of changes in the specific facts associated with the impaired receivable or variances between actual and estimated results.

At December 31, 2013, the Company's impairment allowance associated with impaired investment banking receivables totaled $250.

Collateralized Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of the securities underlying securities purchased under agreements to resell and to provide the securities as collateral for securities sold under agreements to repurchase. The Company monitors the risk of loss on these transactions by assessing the fair value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral when deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed of $12,162, which are included in Receivable from brokers and dealers, are carried at the amounts of cash collateral advanced and received in connection with these transactions.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and carried at fair value. Information pertaining to the Company's accounting policy for fair value measurements for these security portfolios is summarized below under the heading "Fair Value Measurements."

2. Significant Accounting Policies (continued)

Realized and unrealized gains and losses are included in revenues from Principal transactions in the statement of operations. Realized gains on sales of securities are generally determined based on the sale of positions held on a first-in-first-out basis.

Derivative Financial Instruments

In accordance with applicable accounting guidance, all derivatives are recognized as either assets or liabilities at fair value on the statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Changes in the fair value of derivatives are recognized immediately in earnings in Principal transactions revenue on the statement of operations. The net increase or decrease in derivatives is included in operating activities within the statement of cash flows. Refer to Note 11 (Derivative Financial Instruments) for further discussion of the Company's derivative instruments.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years. Accumulated depreciation and amortization on furniture, equipment, and leasehold improvements totaled $2,461 at December 31, 2013.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

2. Significant Accounting Policies (continued)

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2013. Refer to Note 7 (Income Taxes) for further discussion of the Company's income taxes.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on the trade date basis and vary based on individual commission rates and production volume. Bonuses include both discretionary and non-discretionary amounts. Discretionary amounts are accrued as pre-determined benchmarks are met. Non-discretionary amounts are accrued during the year based on estimated payouts.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade-date basis.

Investment banking revenues represents fees for the underwriting and distribution of debt and equity securities and fees for advisory services. These revenues (other than underwriting revenue) are recorded as income when earned as the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method. Interest expense incurred on securities repurchase activities is also recorded based on the settlement date of the funding transaction and accrued into expense using the effective yield method.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Company follows applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and applies only when other guidance requires or permits assets or liabilities to be measured at fair value; the guidance does not expand the use of fair value to any new circumstances.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in our principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, we consider liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. We also consider whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied, and encompasses not only the Company's own credit risk (i.e., the risk that we will fail to meet our obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

2. Significant Accounting Policies (continued)

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. However, if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet, assets and liabilities are considered to be fair valued on a nonrecurring basis. This generally occurs when the entity applies accounting guidance that requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment.

At a minimum, the Company conducts its valuations quarterly. Additional information regarding fair value measurements and disclosures is provided in Note 13 (Fair Value Measurements).

(In Thousands)

2. Significant Accounting Policies (continued)

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in these financial statements or disclosed in the notes to the financial statements.

Accounting Guidance Adopted in 2013

Offsetting Disclosures. In December 2011, the FASB issued new accounting guidance that requires an entity to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of those arrangements on the entity's financial position. In January 2013, the FASB issued new accounting guidance that clarified the scope of the guidance to include derivatives, repurchase and reverse repurchase agreements, and securities lending and borrowing transactions. The new disclosures required by this accounting guidance were effective for annual reporting periods beginning on or after January 1, 2013 and are provided in Note 5 (Securities Financing Activities).

Accounting Guidance Pending Adoption at December 31, 2013

Presentation of Unrecognized Tax Benefits. In July 2013, the FASB issued new accounting guidance that requires unrecognized tax benefits to be presented as a decrease in a net operating loss, similar tax loss or tax credit carryforward if certain criteria are met. This accounting guidance will be applied prospectively to unrecognized tax benefits that exist at the effective date. It will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 (effective January 1, 2014). Early adoption and/or retrospective application is permitted. The adoption of this accounting guidance is not expected to have a material effect on the Company's financial condition or results of operations.

(In Thousands)

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2013, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, But Not Yet Purchased, at Fair Value
Securities:		
U.S. and Canadian government obligations	$ 290,366	$ 284,603
Corporate obligations	323,017	54,629
State and municipal government obligations	23,008	–
Money market accounts	63,000	–
Other securities	23,376	–
Stocks and warrants	3,672	1,505
Banker's acceptances, certificates of deposit and commercial paper	5,266	–
	$ 731,705	$ 340,737

Securities not readily marketable include securities for which there is no market on a national securities exchange or no independent publicly quoted market. The Company held $32,364 of such securities at December 31, 2013 which are included in the table above under "Corporate obligations" and "Other securities." Included in Other securities were $23,373 of student loan backed securities that were issued by a trust of which the Parent consolidates in its financial statements at December 31, 2013.

4. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2013, the Company had ongoing committed credit arrangements of $1,700,000 and $50,000 with the Parent and a third party financial institution, respectively. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2013, the Company had no outstanding borrowings with the Parent or the third-party financial institution. The Company pays no commitment fees for access to the committed facility with the Parent and pays a commitment fee to the third party financial institution based upon 25 basis points of the average amount of the unused facility. During 2013 this commitment fee totaled $124.

(In Thousands)

4. Short-Term Borrowings (continued)

Securities sold under agreements to repurchase bear interest at rates ranging from 0.17% to 0.65% and were collateralized by Company-owned securities with a fair value of $526,666 at December 31, 2013.

5. Securities Financing Activities

The Company enters into repurchase and reverse repurchase agreements and securities borrowed transactions (securities financing agreements) primarily to finance its inventory positions, acquire securities to cover short positions and to settle other securities obligations. The Company does not enter into these agreements to engage in matched-book transactions to profit from bid-ask spreads. These securities financing agreements are accounted for as collateralized financing transactions. Repurchase and reverse repurchase agreements are recorded on the balance sheet at the amounts at which the securities will be subsequently sold or repurchased. Securities borrowed transactions are recorded on the balance sheet at the amounts of cash collateral advanced. While the right of setoff exists for the Company's securities financing agreements, the assets and liabilities are reported on a gross basis in the statement of financial condition.

The following table summarizes the Company's securities financing agreements as of December 31, 2013.

	Gross Amount Presented in Balance Sheet	Netting Adjustments[a]	Collateral[b]	Net Amounts
Offsetting of financial assets:				
Reverse repurchase agreements	$ 345,177	$ (276,185)	$ (65,707)	$ 3,285
Securities borrowed[c]	12,162	–	(11,697)	465
Total	357,339	(276,185)	(77,404)	3,750
Offsetting of financial liabilities:				
Repurchase agreements	513,578	(276,185)	(237,393)	–
Total	$ 513,578	$ (276,185)	$ (237,382)	$ –

(a) Netting adjustments take into account the impact of master netting agreements which allows the Company to settle with a single counterparty on a net basis.

(b) These adjustments take into account the impact of bilateral collateral agreements which allows the Company to offset the net positions with the related collateral. The application of collateral cannot reduce the net position below zero. Therefore, any excess collateral is not reflected above.

(c) Securities borrowed are recognized in Receivables from broker and dealers on the statement of financial condition.

(In Thousands)

5. Securities Financing Activities (continued)

Securities financing arrangements contain an element of credit risk. Refer to Note 10 (Financial Instruments with Off-Balance Sheet and Credit Risk) for further discussion on the Company's off-balance sheet and credit risk management activities.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2013 were:

Communications	$ 2,113
Occupancy and equipment	10,636
Processing fee	8,439
Management fee	8,111
	$ 29,299

At December 31, 2013, $1,816 was payable to the Parent and its affiliated companies for the aforementioned support services provided to the Company.

During 2013, the Company held certain debt securities issued by the Parent and its subsidiaries. At December 31, 2013, $32,364 and $11,556 of these debt securities were recognized in the Company's Securities owned and Securities sold, but not yet purchased portfolios, respectively. Interest income and expense recognized in earnings on these holdings were $1,031 and $284, respectively, during 2013.

The Parent's banking affiliate KeyBank, N.A. (KeyBank) processes and pays certain vendor invoices on behalf of the Company. In connection with this process, the Company reimburses KeyBank and in certain instances there are timing delays between when KeyBank pays invoices and receives reimbursement from the Company. Accordingly, these timing delays may result in the recognition of a liability to KeyBank for unreimbursed vendor invoices paid by KeyBank. At December 31, 2013, the Company recognized a liability totaling $358.

(In Thousands)

6. Related-Party Transactions (continued)

At December 31, 2013, the Company recognized in other assets on the statement of financial condition a receivable from KeyBank totaling $19. This receivable primarily arises as the Company sells certain high yield loans on behalf of KeyBank. In connection with these transactions, KeyBank reimburses the Company for commissions paid to its employees who sell such loans in the secondary market. The amount of reimbursed commissions recognized during 2013 totaled $274.

The Company's customers regularly purchase and redeem FDIC insured deposits with KeyBank in their investment accounts. In connection with the execution of these transactions, the Company acts as an intermediary between the customer and KeyBank. Upon customer redemption, there are timing delays in the movement of funds between KeyBank and the Company. Accordingly and in certain instances, these timing delays result in the recognition of a receivable from KeyBank. At December 31, 2013, this receivable totaled $20,562.

During 2013, the Parent and KeyBank consummated several capital raising transactions and engaged the Company to act as lead bookrunner in these transactions. Investment banking revenue recognized by the Company in connection with these capital raise activities totaled $1,683.

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income taxes included in the statement of operations are summarized below:

Current expense:	
Federal	$ 2,929
State	365
Total current expense	3,294
Deferred benefit:	
Federal	(4,580)
State	(503)
Total deferred benefit	(5,083)
Total income tax benefit	$ (1,789)

(In Thousands)

7. Income Taxes (continued)

The difference between income tax benefit and the amount computed by applying the statutory federal tax rate of 35% to loss before income taxes was as follows:

	Amount	Rate
Loss before income taxes at 35% U.S. statutory federal tax rate	$ (1,858)	35.0%
State income tax, net of federal tax benefit	(89)	1.7
Tax-exempt interest income	(279)	5.3
Disallowed meals and entertainment	541	(10.2)
Disallowed customer gifts	24	(0.4)
Other	(128)	2.3
Total income tax benefit	$ (1,789)	33.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2013 were as follows:

Deferred tax assets:	
Employee compensation accruals	$ 23,478
Furniture and equipment	247
Accrued expenses	1,364
Other	96
Total deferred tax assets	25,185
Deferred tax liabilities:	
Investment in partnerships	(348)
Prepaid expenses	(235)
State taxes	(735)
Total deferred tax liabilities	(1,318)
Total net deferred tax assets	$ 23,867

(In Thousands)

7. Income Taxes (continued)

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income, potential tax-planning strategies and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total federal and state income taxes paid to the Parent during 2013 were $10,773. At December 31, 2013, KBCM had a $5,364 intercompany payable to the Parent for federal and state income taxes and is included in other liabilities on the statement of financial condition.

8. Commitments and Contingencies

Underwriting and When Issued Commitments

In the normal course of business, the Company routinely enters into firm underwriting and when-issued commitments. There were no outstanding commitments at December 31, 2013.

Derivatives

The Company enters into commitments with counterparties to purchase and sell "to be announced" (TBA) securities. Refer to Note 11 for further details on these instruments and related commitments.

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2013, with initial or remaining noncancelable lease terms in excess of one year were approximately $1,038 payable as follows: 2014 – $352; 2015 – $280; 2016 – $177; 2017 – $182; and 2018 – $47. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense associated the Company's operating lease obligations totaled $353 for the year ended December 31, 2013.

8. Commitments and Contingencies (continued)

Litigation and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the statement of financial condition, the statement of operations, and statement of cash flows of the Company.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that it maintain minimum net capital the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250,000 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2013, the Company's net capital under the Rule was $158,844 or 21,229% of aggregate debit balances, and $157,844 in excess of the minimum required net capital. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

(In Thousands)

9. Net Capital Requirements (continued)

On December 27, 2013, SEC issued Release No. 3471194, adopting amendments (the Amendments) under the Securities Exchange Act of 1934 that remove references to credit ratings by ratings agencies (including nationally recognized statistical rating agencies (NRSROs) in certain rules. The Amendments are part of the SEC's response to Section 939A of the Dodd Frank Act, which requires that each Federal agency, including the SEC, remove from its regulations any reference to or requirement of reliance on credit ratings and to substitute in such regulations such standard of creditworthiness as each respective agency shall determine as appropriate for such regulations.

SEC Rule 15c3-1 governs broker-dealers' computations of net capital, which is a measure of liquid net worth of a firm. Net capital is calculated by reducing the Company's equity by any illiquid assets (e.g., premises and equipment) and certain other deductions to arrive at a net capital amount deemed adequate to not only meet all obligations to customers and counterparties but also to have sufficient additional resources to wind down the business in an orderly manner should the Company be required to do so. The deductions from equity include prescribed percentage deductions (haircuts) from the market value of certain fixed-income securities. Currently, SEC Rule 15c3-1 provides for certain of these haircuts be dependent upon the credit ratings by NRSROs.

The Amendments replace references to NRSRO credit ratings in the current provisions, which prescribe lower haircuts on such security positions, with an alternative standard for establishing lower haircuts on securities from issuers deemed to have a minimal amount of credit risk. A broker-dealer will have the option of using its own written policies and procedures to determine whether certain securities have a minimal amount credit risk and, if so, applying a lower haircut, or applying a greater deduction applicable to the position, which is likely to default to a 15% haircut under SEC Rule 15c3-1(c)(vi)(J).

The Amendments become effective for net capital calculations after July 7, 2014. While the effects of the adopting the Amendments cannot be determined with any precision as of the date of these financial statements, management expects the provisions to have a material effect on the net capital of the Company. However, the Company expects to maintain considerable levels of excess net capital similar to those presented above.

10. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and accounts on a delivery-versus-payment and receipt-versus-payment basis for its customers located throughout the United States.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities. The Company has recorded these short positions in the statement of financial condition at December 31, 2013, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' or counterparties' abilities to satisfy their obligations to the Company. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit the risk through consideration of numerous factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of positions, and by entering into legally enforceable master netting agreements. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

(In Thousands)

11. Derivative Financial Instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

Derivative assets and liabilities are recorded at fair value on the balance sheet, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with a single party on a net basis, and to offset net derivative positions with related collateral, where applicable.

The Company's derivative financial instruments consist primarily of contractual commitments that include securities transactions on a TBA basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and to a lesser extent to economically hedge the fair value of certain of its mortgage-related inventory positions. These forward contracts are generally short-term in nature and have maturity or settlement dates of 90 days or less. TBAs are recognized on the statement of financial condition on a gross basis as the Company has not entered into master netting agreements. The following table presents the notional amount and derivative fair value of the Company's TBA transactions outstanding at December 31, 2013:

		Fair Value	
	Notional Amount[(a)]	**Derivative Assets**	**Derivative Liabilities**
Forward TBA sale contracts	$ 247,809	$ 1,215	$ –
Forward TBA purchase contracts	$ 139,989	$ –	$ 588

[(a)] Represents the Company's total commitment to sell and purchase TBA securities. These commitments have maturity dates of less than 60 days as of December 31, 2013.

Net gains recognized on TBA transactions are recognized in Principal transactions revenue in the statement of operations and totaled $2,307 during 2013.

(In Thousands)

12. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the distribution of a discretionary annual profit-sharing contribution which was 2.0% of eligible compensation for eligible employees on the last business day of the plan year. For the year ended December 31, 2013, the Company's contribution expense was $3,428.

Effective December 31, 2009, the Parent amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2013, the Company's allocated costs were $2,581.

13. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters when available, such as interest rate yield curves, option volatilities and credit spreads or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

13. Fair Value Measurements (continued)

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's or the Company's credit quality. Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

The Company ensures that fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period. Quarterly, management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refine valuation methodologies as more market-based data becomes available. The Company has prepared formal documentation of the fair value methodologies. This documentation details the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level, market participants, accounting methods, valuation methodology, and valuation inputs.

Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 (Significant Accounting Policies) under the heading "Fair Value Measurements."

13. Fair Value Measurements (continued)

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing matrices (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. and Canadian governments, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, and money market investments. Inputs to the pricing matrices include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers.

- Securities are classified as Level 3 when there is limited activity in the market for a particular instrument. Level 3 assets consist of student loan asset backed securities. For these securities, the Company uses internally-developed cash flow matrices based on certain assumptions to determine fair value. Inputs used in these internal matrices include expected cash flows from the underlying collateral, which take into account expected default and recovery percentages, market research, and discount rates commensurate with current market conditions. Changes in the credit quality of the underlying collateral or market discount rate would impact the value of the securities. An increase in the underlying collateral credit quality or decrease in the market discount rate would positively impact the security value. Conversely, a decrease in the underlying collateral credit quality or increase in the market discount rate would negatively impact the security value.

Derivatives: The Company's derivative instruments consist of forward contracts to purchase and sell TBA securities. These instruments are classified as Level 2 as quoted prices for identical instruments are not available and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar instruments. Inputs to these pricing models primarily consist of actual trade data from the TBA market (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers.

(In Thousands)

13. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2013:

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis:				
Securities owned:				
U.S. and Canadian government obligations	$ –	$ 290,366	$ –	$ 290,366
Corporate obligations	–	323,017	–	323,017
State and municipal government obligations	–	23,008	–	23,008
Money market accounts	–	63,000	–	63,000
Other securities	–	3	23,373	23,376
Stocks and warrants	3,672	–	–	3,672
Banker's acceptances, certificates of deposit and commercial paper	–	5,266	–	5,266
Total securities owned	3,672	704,660	23,373	731,705
Derivative assets:				
Forward TBA sale contracts	–	1,215	–	1,215
Total derivative assets	–	1,215	–	1,215
Total assets on a recurring basis at fair value	$ 3,672	$ 705,875	$ 23,373	$ 732,920
Liabilities measured on a recurring basis:				
Securities sold, but not yet purchased:				
U.S. government obligations	$ –	$ 284,603	$ –	$ 284,603
Corporate obligations	–	54,629	–	54,629
Other securities	–	–	–	–
Stocks and warrants	1,505	–	–	1,505
Total securities sold, but not yet purchased	1,505	339,232	–	340,737
Derivative liabilities:				
Forward TBA purchase contracts	–	588	–	588
Total derivative liabilities	–	588	–	588
Total liabilities on a recurring basis at fair value	$ 1,505	$ 339,820	$ –	$ 341,325

(In Thousands)

13. Fair Value Measurements (continued)

Changes in the Level of Fair Value Measurements

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the year ended December 31, 2013:

	Securities Owned		
	State and Municipal Government Securities	Other Securities	Total
Balance at January 1, 2013	$ 2,799	$ 26,588	$ 29,387
Gains (losses) included in earnings[a]	51	471	522
Purchases	–	–	–
Issuances	–	–	–
Sales	(2,850)	–	(2,850)
Settlements	–	(3,686)	(3,686)
Net transfers in (out) of Level 3	–	–	–
Balance at December 31, 2013	$ –	$ 23,373	$ 23,373
Unrealized (losses) gains included in earnings[a]	$ –	$ (64)	$ (64)

[a] Included in Principal transactions revenue in the statement of operations.

During 2013, there were no transfers of assets and liabilities between Level 1 and Level 2.

The range and weighted-average of the significant unobservable inputs used to fair value the Company's Level 3 recurring assets at December 31, 2013, along with the valuation techniques used are shown in the following table:

	Fair Value of Level 3 Assets	Valuation Technique	Significant Unobservable Input	Range (Weighted-Average)
Securities owned:				
Other securities	$ 23,373	Discounted cash flow	Prepayment speed	5.5%-7.0% (6.3%)
			Expected credit losses	2.0%-75.0% (38.5%)
			Discount rate	2.8% (2.8%)
			Expected defaults	12.3%-20.1% (16.2%)

Supplementary Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2013
(In Thousands)

Net capital		
Total shareholder's equity from statement of financial condition		$ 304,223
Deductions and/or charges:		
Nonallowable assets:		
Receivable from customer	5	
Securities owned not readily marketable *	32,364	
Derivative assets	1,215	
Investment in partnerships	4,702	
Furniture, equipment and leasehold improvements	3,392	
Deferred tax assets	23,867	
Other receivables	13,500	
Other assets	1,778	
		80,823
Additional charges for customers' and noncustomers' security accounts	4	
Aged fails-to-deliver	8	
Other deductions and/or charges	16,041	
		16,053
Net capital before haircuts on security positions		207,347
Haircuts on security positions:		
Contractual security commitments	–	
Trading and investment securities:		
Banker's acceptances, certificates of deposit and commercial paper	9	
U.S. and Canadian government obligations	11,157	
State and municipal government obligations	1,368	
Corporate obligations	22,626	
Stocks and warrants	897	
Options	–	
Arbitrage	–	
Other securities	1,263	
Undue concentration	–	
Other (List)	11,183	
		48,503
Net capital		$ 158,844

* Securities owned not readily marketable include not only securities classified as Level 3 assets under GAAP but also fixed income securities that are not rated in one of the top four highest rating categories by at least two nationally recognized statistical rating organizations.

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2013
(In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2013		15
Minimum net capital requirement		1,000
Excess net capital	$	157,844
Percentage of net capital to aggregate debit items		21,229%
Net capital in excess of		
4% of aggregate debit items	$	158,814
5% of aggregate debit items	$	158,807

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2013, unaudited amended Form X 17 a-5, Part II on February 26, 2014 and reconciliation submitted on February 27, 2014.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2013
(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	4,771
Customers' securities failed-to-receive		1
Total credits		4,772
Debit items		
Debit balances in customers' cash and margin accounts		748
Aggregate debit items		748
Less 3%		22
Total debits		726
Excess of total credits over total debits	$	4,046
Amount on deposit in Reserve Bank Account	$	16,602

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in Schedule II and the excess of total debits over total credits reported in the Company's December 31, 2013, unaudited amended Form X-17a-5, Part II on February 26, 2014 and reconciliation submitted on February 27, 2014.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2013
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2013 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

There were no material differences in the aggregate amount or individual amounts relating to the possession or control requirements under Rule 15c3-3 reported in Schedule III and in the Company's December 31, 2013, unaudited amended Form X-17a-5, Part II on February 26, 2014 and reconciliation submitted on February 27, 2014.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

Supplementary Report on Internal Controls

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Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

In planning and performing our audit of the financial statements of KeyBanc Capital Markets (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

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unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of KeyBanc Capital Markets Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030177 FINRA DEC
KEYBANC CAPITAL MARKETS INC 14*14
127 PUBLIC SQ # 4-01-27-0712
CLEVELAND OH 44114-1217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Neil Weinraub 216-689-4474

2. A. General Assessment (item 2e from page 2) $ 547,516

B. Less payment made with SIPC-6 filed (**exclude interest**) (297,238)
7/24/2013
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 250,278

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 250,278

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 250,278

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Keybanc Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 2014.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 230,339,883
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	618,018
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	618,018
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	785,916
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,135,019
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,030,632	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	8,030,632
Total deductions	11,951,567
2d. SIPC Net Operating Revenues	$ 219,006,334
2e. General Assessment @ .0025	$ 547,516
	(to page 1, line 2.A.)